UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of January 2019

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

On January 26, 2019, the Board of Directors (the “Board”) of the Company appointed Mr. Ralph Sassun to serve as a director, until the next annual meeting of the shareholders of the Company. Mr. Sassun shall also serve as the Chairman of the Company’s Audit Committee. Since 2015, Mr. Sassun has been serving as the CFO and COO of Inovytec Medical Solutions Ltd., a medical technology company. From 2010 until 2014, Mr. Sassun has served as the Head of the Treasury Division at Zim Integrated Shipping Services Ltd. (TASE: ILCO – Israel Corp Group) and from 2002 until 2009 as a Director of Treasury and Economics at Ceragon Networks Ltd. (NASDAQ&TASE: CRNT). Mr. Sassun holds a Master’s Degree in Business Administration from Tel-Aviv University, and a B.A and M.A in Economics and Statistics, both from the Hebrew University of Jerusalem. The Company’s Board has determined that Mr. Sassun is an independent director and a financial expert in accordance with the SEC and Nasdaq rules.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
Co-Chief Executive Officer and Chief Financial Officer

Dated: January 28, 2019

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